Exhibit 2.1

Execution Version

AMENDMENT TO

ASSET PURCHASE AGREEMENT

This AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of April 18, 2023, by and between Pfizer Inc., a Delaware corporation (“Buyer”), and Lucira Health, Inc., a Delaware corporation (“Seller”).

BACKGROUND

WHEREAS, on February 22, 2023, Seller filed a voluntary petition for relief commencing a case under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court” and the case arising under such petition, the “Bankruptcy Case”);

WHEREAS, on April 12, 2023, Buyer and Seller entered into that certain Asset Purchase Agreement (the “Agreement”);

WHEREAS, prior to the Sale Hearing, Buyer provided written notice to Seller that the condition set forth in Section 9.6 of the Agreement has been satisfied;

WHEREAS, prior to 10:00 a.m. Eastern Daylight Time on April 13, 2023, Buyer provided written notice to Seller waiving the condition in Section 9.17 of the Agreement;

WHEREAS, following hearings before the Bankruptcy Court and further bidding at the reopened Auction held in open court before the Bankruptcy Court on April 14, 2023, Buyer modified the terms of its bid to purchase the Transferred Assets and to assume the Assumed Liabilities to increase the Consideration by an additional $10,400,000, among other things, all in the manner and subject to the terms and conditions set forth in the Agreement, as amended herein, and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code, subject to Buyer’s right to assign its rights and obligations hereunder to one of more of its Affiliates (such sale and purchase of the Transferred Assets and such assignment and assumption of the Assumed Liabilities, as amended herein, the “Transaction”); and

WHEREAS, Buyer and Seller desire to reflect the terms of Buyer’s modified bid in this Amendment, subject to the approval of the Bankruptcy Court in accordance with Article II of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties, and agreements set forth in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby covenant and agree as follows:

1.

Background. The Background provisions set forth above (including, but not limited to, the defined terms set forth therein) are hereby incorporated by reference in this Amendment and made a part hereof as if set forth in their entirety in this Section 1.

2.	Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Agreement.

3.	Amendment to Section 4.1(a) of the Agreement. Section 4.1(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

(a) The aggregate consideration (collectively, the “Consideration”) to be paid by Buyer for the purchase of the Transferred Assets shall be:

(i) the assumption of Assumed Liabilities;

(ii) the sum of:

(A) a cash payment (the “Cash Payment”) equal to Five Million Dollars ($5,000,000), plus

(B) the payment of Cure Costs in respect of the Assigned Contracts set forth on Schedule 1.1(e) (other than Cure Costs for the Jabil Contracts, which shall be paid by Buyer pursuant to Section 4.1(a)(ii)(C)); plus

(C) an additional cash payment of Seven Million ($7,000,000) less the aggregate amount of paid Cure Costs associated with (x) the Jabil Contracts which Buyer and Seller agree shall be fixed in the amount of Six Million Five Hundred Thousand Dollars ($6,500,000) and (y) any Transition Contracts to be assumed and assigned to Buyer as designated by Buyer pursuant to Section 8.5(c), if any (the “First Additional Amount”); provided that Buyer must provide Seller with a detailed written accounting of the Cure Costs paid by Buyer under subclause (y) within sixty-five (65) days following Closing; plus

(D) an additional cash payment of Ten Million Four Hundred Thousand Dollars ($10,400,000) less the aggregate amount of Cure Costs paid, satisfied, or resolved by Buyer (provided, however, if a lesser amount is agreed to, the remaining amount of any claim shall be waived and not treated as an unsecured claim against the Debtor’s estate) in connection with (x) any Transition Contracts which are assumed and assigned to Buyer as designated by Buyer pursuant to Section 8.5(c) (and without duplication to any Transition Contracts which are the subject of subclause (C)(y) above), and (y) any other additional contracts (excluding Assumed Contracts and Transition Contracts) which are designated by Buyer and assumed and assigned to Buyer pursuant to the procedures set forth in the order of the Bankruptcy Court approving the Transaction or, to the extent required, such motion by the Seller to the Bankruptcy Court for approval of such assumption and assignment and entry of an order of the Bankruptcy Court approving such assumption and assignment (the “Second Additional Amount” and together with the First Additional Amount, the “Additional Amount”); provided that Buyer must provide Seller with a detailed written accounting of the Cure Costs paid by Buyer under subclauses (x) and (y) within sixty-five (65) days following Closing.

4.	Amendment to Section 4.1(b) of the Agreement. Section 4.1(b) of the Agreement is hereby deleted and replaced in its entirety with the following:

(b) At the Closing, Buyer shall deliver, or cause to be delivered to Seller, the Cash Payment less the Deposit (the “Closing Date Payment”). Within sixty-five (65) days following Closing, Buyer shall deliver, or cause to be delivered to Seller, the Additional Amount. The Closing Date Payment, the Additional Amount and any payment required to be made pursuant to any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account as shall be designated in writing by the applicable party to (or for the benefit of) whom such payment is to be made on the date such payment is to be made.

5.

Satisfaction of Section 9.6 (Employment Matters). Buyer hereby agrees, confirms and ratifies that the closing condition set forth in Section 9.6 of the Agreement (Employment Matters) has been satisfied in all respects.

6.

Waiver and Deemed Satisfaction of Section 9.17 (Jabil Contracts). Buyer hereby agrees, confirms and ratifies that the closing condition set forth in Section 9.17 of the Agreement (Jabil Contracts) is waived and deemed satisfied in all respects.

7.	Applicable Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware (without application of principles of conflicts of law).

8.	Ratification of Agreement. Except as modified and amended by this Amendment, the Agreement is hereby ratified and confirmed in all respects and remains in full force and effect.

9.

Counterparts. This Amendment may be executed in one or more counterparts, each of which when so executed shall be an original, but all of which together shall constitute one agreement. Facsimile and/or PDF signatures shall be deemed original signatures.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused their respective authorized officers to duly execute this Amendment to Asset Purchase Agreement as of the day and year first written above.

PFIZER INC.

By:	/s/ Latif Akintade
Name:	Latif Akintade
Title:	Senior Vice President, Head of Global Access Value

(Signature Page to Amendment to Asset Purchase Agreement)

IN WITNESS WHEREOF, the parties hereto have caused their respective authorized officers to duly execute this Amendment to Asset Purchase Agreement as of the day and year first written above.

LUCIRA HEALTH, INC.

By:	/s/ Richard Narido
Name:	Richard Narido
Title:	Chief Financial Officer

(Signature Page to Amendment to Asset Purchase Agreement)